UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report is the unaudited financial results for the six months ended June 30, 2023 of Dunxin Financial Holdings Limited (the “Company”), dated October 2, 2023.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration No. 333-266073) and Form F-3 (Registration No. 333-264179), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K and the exhibit hereto contain “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent the Company’s beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting the Company’s business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which the Company’s business strategy is based or the success of the Company’s business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, the Company’s performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed more fully under the headings “Item 3. Key Information—D. Risk Factors” and elsewhere in the Company’s Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2023, as amended, in this report on Form 6-K and the exhibit hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Operating and Financial Review and Unaudited Interim Consolidated Financial Statements as of June 30, 2023 and for the Six Months Ended June 30, 2023 and 2022
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: October 2, 2023	By:	/s/ Yuan Gao
	Name:	Yuan Gao
	Title:	Chairman and Chief Executive Officer

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